Exhibit 99.218

mCloud Technologies Ranked No. 57th Fastest-Growing Company

in North America on the 2021 Deloitte Technology Fast 500

Calgary-based Company Also Named #2 to Deloitte Clean Technology Fast 50 in Canada

CALGARY, November 17, 2021 - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of AI-powered asset management and Environmental, Social, and Governance (“ESG”) solutions today announced that the company has been listed as the 57th fastest-growing company in North America on Deloitte’s Technology Fast 500™ list and #2 on the Deloitte 2021 Canada Clean Technology Fast 50.

The Deloitte 500 fastest-growing technology, media, telecommunications, life sciences, fintech, and energy tech companies in North America are ranked based on revenue growth between 2017 and 2020. mCloud grew 3,106% during this period.

“The rise of digital transformation initiatives to create new efficiencies, and the urgency around ESG issues such as decarbonization and reducing emissions in organizations around the globe have been catalysts for mCloud’s growth,” said Russ McMeekin, mCloud President and CEO. “Our efforts in Canada implementing our AI-powered AssetCare™ solutions to decarbonize high-risk ESG sectors such as the oil and gas industry have enabled us to expand throughout Europe and the Middle East in our mission to help companies become more sustainable.”

“Each year the Technology Fast 500 shines a light on leading innovators in technology and this year is no exception,” said Paul Silverglate, vice chair, Deloitte LLP and U.S. technology sector leader. “In the face of innumerable challenges resulting from the pandemic, the best and brightest were able to pivot, reinvent and transform and grow. We celebrate the winning organizations and especially the talented employees driving their success.”

The Deloitte Clean Technology award, is a new awards category in the Technology Fast 50 program that recognizes Canada’s top clean innovators providing processes, goods or services that reduce environmental impacts. The winning companies are ranked by their revenue-growth percentage over their last four years of operation, proving minimum revenues of $50,000 in 2017 and $5 million in 2020. The majority of the companies’ revenues must come from products or services that have a positive environmental impact in the following areas: carbon emissions reduction potential, resources circulation (reduce, reuse and recycle), or environmental preservation and safety.

About the 2021 Deloitte Technology Fast 500™

Now in its 27th year, the Deloitte Technology Fast 500 provides a ranking of the fastest-growing technology, media, telecommunications, life sciences, fintech, and energy tech companies - both public and private - in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2017 to 2020.

In order to be eligible for Technology Fast 500 recognition, companies must own proprietary intellectual property or technology that is sold to customers in products that contribute to a majority of the company’s operating revenues. Companies must have base-year operating revenues of at least US$50,000, and current-year operating revenues of at least US$5 million. Additionally, companies must be in business for a minimum of four years and be headquartered within North America.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in Canada on the TSX Venture Exchange under the symbol MCLD and in the United States on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Media Contacts:

Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com;

Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

Mike Kilroy/Karen Sohl HKA Marketing Communications T: 949-235-0259/714-658-7330 mike@hkamarcom.com/

karen@hkamarcom.com